UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Quintiles Transnational Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74876Y101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74876Y101	Page 2 of 9

1	Names of reporting persons Temasek Holdings (Private) Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 7,893,854*
	7	Sole dispositive power 0
	8	Shared dispositive power 7,893,854*
9	Aggregate amount beneficially owned by each reporting person 7,893,854*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.12%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 128,928,617 shares of Common Stock, par value US$0. 01 per share (“Shares”), reported as outstanding by Quintiles Transnational Holdings Inc. as of October 24, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the Securities and Exchange Commission (“SEC”) on October 31, 2013.

CUSIP No. 74876Y101	Page 3 of 9

1	Names of reporting persons Fullerton Management Pte Ltd
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 7,893,854*
	7	Sole dispositive power 0
	8	Shared dispositive power 7,893,854*
9	Aggregate amount beneficially owned by each reporting person 7,893,854*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.12%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 128,928,617 Shares reported as outstanding by Quintiles Transnational Holdings Inc. as of October 24, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the SEC on October 31, 2013.

CUSIP No. 74876Y101	Page 4 of 9

1	Names of reporting persons Temasek Life Sciences Private Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 7,893,854*
	7	Sole dispositive power 0
	8	Shared dispositive power 7,893,854*
9	Aggregate amount beneficially owned by each reporting person 7,893,854*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.12%**
12	Type of reporting person (see instructions) HC

*	See Item 4 of this Schedule.
**	Based on 128,928,617 Shares reported as outstanding by Quintiles Transnational Holdings Inc. as of October 24, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the SEC on October 31, 2013.

Item 1(a).	Name of Issuer: Quintiles Transnational Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 4820 Emperor Blvd., Durham, North Carolina 27703, USA

Item 2(a).	Name of Person Filing:

	(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”).

	(ii)	Fullerton Management Pte Ltd (“Fullerton”), a wholly-owned subsidiary of Temasek Holdings.

	(iii)	Temasek Life Sciences Private Limited (“Temasek Life Sciences”), a wholly-owned subsidiary of Fullerton.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

	(i)	60B Orchard Road #06-18, The Atrium@Orchard, Singapore 238891

	(ii)	60B Orchard Road #06-18, The Atrium@Orchard, Singapore 238891

	(iii)	60B Orchard Road #06-18, The Atrium@Orchard, Singapore 238891

Item 2(c).	Citizenship:

	(i)	Singapore

	(ii)	Singapore

	(iii)	Singapore

Item 2(d).	Title of Class of Securities: Common Stock, par value US$0.01 per share.

Item 2(e).	CUSIP Number: 74876Y101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

As of December 31, 2013, Temasek Life Sciences directly owned 7,893,854 Shares. Temasek Life Sciences is wholly-owned by Fullerton, which in turn is wholly-owned by Temasek Holdings. Accordingly, as of December 31, 2013, each of Temasek Holdings and Fullerton may be deemed to have beneficially owned the 7,893,854 Shares owned directly by Temasek Life Sciences. There are no changes to the above shareholdings as of the date of this Schedule.

	(b)	Percent of class:

As of December 31, 2013, the Shares that may be deemed to have been beneficially owned by Temasek Holdings and Fullerton, and directly and beneficially owned by Temasek Life Sciences, constituted approximately 6.12% of the Shares outstanding.

All percentage calculations in this Schedule are based on 128,928,617 Shares reported as outstanding by Quintiles Transnational Holdings Inc. as of October 24, 2013 in its most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2013 and filed with the SEC on October 31, 2013.

(c) Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i) Sole power to vote or to direct the vote:

0.

(ii) Shared power to vote or to direct the vote:

Temasek Holdings: 7,893,854 Fullerton: 7,893,854 Temasek Life Sciences: 7,893,854

(iii) Sole power to dispose or to direct the disposition of:

0.

(iv) Shared power to dispose or to direct the disposition of:

Temasek Holdings: 7,893,854 Fullerton: 7,893,854 Temasek Life Sciences: 7,893,854

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.

Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: February 10, 2014	FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Chia Yue Joo Lena
		Name:	Chia Yue Joo Lena
		Title:	Director

Dated: February 10, 2014	TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Leow Li San Serene
		Name:	Leow Li San Serene
		Title:	Director

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 10, 2014, among Temasek Holdings (Private) Limited, Fullerton Management Pte Ltd and Temasek Life Sciences Private Limited

Exhibit A

JOINT FILING AGREEMENT

We, the signatories of this Statement on Schedule 13G to which this Agreement is attached, hereby agree that such Statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 10, 2014	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Choo Soo Shen Christina
		Name:	Choo Soo Shen Christina
		Title:	Authorized Signatory

Dated: February 10, 2014	FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Chia Yue Joo Lena
		Name:	Chia Yue Joo Lena
		Title:	Director

Dated: February 10, 2014	TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Leow Li San Serene
		Name:	Leow Li San Serene
		Title:	Director